

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 26, 2017

Mr. Michael Feurer
Chief Executive Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York 12203

> **Re: Trans World Entertainment Corporation**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed April 14, 2016**
> **Form 10-Q for Fiscal Quarter Ended October 29, 2016**
> **Filed December 8, 2016**
> **Form 8-K Amendment**
> **Filed December 28, 2016**
> **File No. 000-14818**

Dear Mr. Feurer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2016

Financial Statements

Notes to Financial Statements

Gift Card Breakage

1. Please tell us why you are no longer providing an accounting policy note for recognizing the liability for unredeemed gift cards and gift card breakage and disclosing the related amounts recognized in your financial statements. Based on the disclosures in your fiscal 2014 Form 10-K, it appears that the amounts of breakage recognized in your income statements are likely material to your operating income and pre-tax income.

Form 10-Q for Fiscal Quarter Ended October 29, 2016

Note 6. Business Combinations, page 11

2. Please tell us where you disclosed the primary reasons for the acquisition as required by ASC 805-10-50-2.e. If this disclosure was not provided in your Form 10-Q, please provide it in your upcoming Form 10-K.

3. Please tell us where you disclosed a qualitative description of the factors that make up the goodwill recognized in the transaction, such as expected synergies from combining operations of the acquiree with your operations, intangible assets that do not qualify for recognition, or other factors, along with the reportable segment to which this goodwill relates. Refer to ASC 805-30-50-1. If this disclosure was not provided in your Form 10-Q, please provide it in your upcoming Form 10-K.

4. We note your disclosure that the results of operations of etailz will be reported in the etailz segment, and we note your disclosure on page 17 that your reportable segments consist of FYE and etailz. However, we also note that you did not provide the disclosures related to segments as required by ASC 280-10-50. Please confirm our assumption, if true, that you did not provide these disclosures because the amounts related to etailz were immaterial for the 13 week and 39 week periods ended October 29, 2016 given the October 17, 2016 acquisition date. Additionally, please confirm our assumption, if true, that you will provide the segment disclosures required by ASC 280-10-50 in future periods.

Form 8-K Amendment, Filed December 28, 2016

5. We note that the auditor's report on the financial statements of etailz, inc. included in Exhibit 99.2 does not include the name of the independent accountant who issued the report. Please confirm our assumption that you received an audit report signed by Moss Adams LLP and that exclusion of this signature from the audit report included in Exhibit 99.2 represents an edgarization error. Please ensure that all audit reports contained in future filings have a conformed signature from the auditor as required by Regulation S-T.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products